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                           [LETTERHEAD OF MEDICODE]



                                December 9, 1997

VIA EDGAR
---------
Securities and Exchange Commission
Division of Corporate Financing
450 Fifth Street NW
Washington, DC 20549
Attention:  Filing Desk, Stop 1-4

       RE:     MEDICODE (DELAWARE), INC.
               REQUEST FOR WITHDRAWAL OF FORM S-1
               ----------------------------------
               SEC FILE NUMBER FOR S-1:  333-36293
               -----------------------------------



Ladies and Gentlemen:

     Due to the fact that Medicode (Delaware), Inc. (the "Company" or "Registrant") has entered into an agreement related to the sale of the Company, the Company hereby withdraws its Registration Statement on Form S-1 (File No. 333-36293) initially filed with the Securities and Exchange Commission (the "Commission") on September 24, 1997. The Registrant has not sold any of its securities to any of the individuals solicited by means of the preliminary prospectus (the "Prospectus") contained in such Registration Statement. Also, the persons named as selling shareholders in the Prospectus have not sold any of their securities to any persons solicited by means of the Prospectus contained in such Registration Statement.

     Please do not hesitate to contact Yoichiro Taku or Jon Layman of Wilson Sonsini Goodrich & Rosati at (650) 493-9300 with any questions you may have regarding the Registration Statement.


                              Very truly yours,

                              MEDICODE (DELAWARE), INC.



                              By:   /s/ Kevin Pearson
                                 ---------------------------------------------
                                    Kevin W. Pearson, Chief Financial Officer